Exhibit 99.1

Quipt Announces Multi-State Acquisition Adding Approximately $9 Million in Annualized Revenues, and Anticipated $2 Million in Adjusted EBITDA Post Integration

Acquisition Expands Operations in Mississippi, Texas and Louisiana

Cincinnati, Ohio – September 11, 2023 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSX:QIPT), a U.S. based home medical equipment provider, focused on end-to-end respiratory care, is very pleased to announce that it has acquired a business with operations in Mississippi, Texas and Louisiana reporting unaudited annual revenues (12 months ending June 30, 2023) of approximately $9 million with anticipated Adjusted EBITDA (defined below) of $2 million post integration. As a reminder all financial figures stated are in USD.

Acquisition Details

The acquisition adds scale with ten locations across three states, 17,500 active patients, 1,900 unique referring physicians, important insurance contracts, and decades of operating experience in the markets served. This acquisition allows the Company to further penetrate key sales touch points in major target markets across Mississippi, Texas and Louisiana and is expected to assist with organic growth initiatives in those markets post-integration. Moreover, the business has a diverse payor mix and a heavily weighted respiratory product mix.

The operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group. According to National Institutes of Health (NIH) about 1.5 million people across the three states have COPD1. As a growing leader in clinical respiratory care, the favorable demographics, additional insurance contracts and infrastructure, afford Quipt the ideal conditions to accelerate its national expansion efforts.

The Company is pleased to share the following updated metrics on a consolidated basis taking into consideration the acquisition disclosed herein:

•	287,500 current active patients
•	34,400 referring physicians
•	125 locations across 26 U.S. States

Additionally, the acquisition adds significant opportunity to increase resupply revenue once sleep patients are onboarded to Quipt’s robust resupply program and the acquisition footprint is expected to create additional opportunities to expand Quipt’s access for accretive tuck-in acquisitions.

The acquisition increases Quipt’s current annual revenues by approximately $9 million and is expected to increase Quipt’s Adjusted EBITDA, post integration, by $2 million. The acquisition purchase price is at historical multiples paid by the Company.

Management Commentary

“The completion of this transaction demonstrates our ongoing patience and discipline as it relates to our capital allocation approach. At favorable terms, we were able to significantly expand in three attractive existing states. Given that there are more than 1.5 million COPD patients residing in Mississippi, Texas and Louisiana, we increase our footprint in those three states,” said Greg Crawford, Chairman and CEO of Quipt. “Our team of operators will once again utilize our tried-and-true integration approach to efficiently integrate this business onto our existing platform, continuing to build scale across the organization. Moreover, we believe there is an opportunity to leverage our resupply program immediately, creating actionable revenue synergies for us. Additionally, the substantial patient base and excellent referral network we have built up in these three states allow us to take a “land and expand” approach to future growth, which will support our organic growth goals.”

Chief Financial Officer, Hardik Mehta added, “This accretive transaction checks all the boxes for us, as we were able to acquire respiratory focused business in attractive markets at favorable terms. The acquisition adds $9 million in annual revenue and $2 million of Adjusted EBITDA post integration, which represents a very strong margin profile.

We are very excited about the growth opportunities that will open as a result of this acquisition. Post-closing, we continue to possess a very strong balance sheet with significant flexibility to go after accretive acquisition targets that fit our stringent criteria. We anticipate a smooth integration process, which has served as the cornerstone of our consistently strong financial and operational results. As we look ahead, we will continue to expand our ability to serve critical geographic areas with our full range of respiratory care products and services.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the acquisition increasing the Company’s annual revenues by approximately $9 million with anticipated Adjusted EBITDA of $2 million post integration; the acquisition footprint creating additional opportunities to expand Quipt’s access for accretive tuck-in acquisitions; the Company efficiently integrating the acquired business onto the Company’s existing platform, continuing to build scale across the organization; the Company believing there is an opportunity to leverage its resupply program immediately, creating actionable revenue synergies; the Company’s expectations for organic growth; and the Company completing additional acquisitions; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; and operating and other financial metrics (including by the acquisition target) maintaining their current trajectories. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com

1 https://www.nhlbi.nih.gov/health-topics/education-and-awareness/copd-learn-more-breathe-better/state-prevalence